Exhibit 99.1

New Gold Reports 2019 Second Quarter Results and Reaffirms Annual Guidance

TORONTO--(BUSINESS WIRE)--August 1, 2019--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports second quarter and six-month results for the Company as of June 30, 2019 and reaffirms that the Company remains on-track to achieve annual guidance. (All amounts are in U.S. dollars unless otherwise indicated). A conference call and webcast will follow to discuss these results at 8:30 a.m. Eastern time (details are provided at the end of this press release).

(For detailed information, please refer to the Company’s Second Quarter Management’s Discussion and Analysis (MD&A) and Financial Statements that are available on the Company’s website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this press release. Please refer to the “Non-GAAP Financial Performance Measures” section of this press release and the MD&A.)

Second Quarter and Six-Month Highlights

  Total production for the quarter (excluding production from the Cerro San Pedro Mine) of 132,556 gold equivalent (gold eq.) ounces (85,216 ounces of gold, 151,305 ounces of silver and 21.6 million pounds of copper). For the six-month period, production was 255,820 gold eq. ounces (164,614 ounces of gold, 287,818 ounces of silver and 41.1 million pounds of copper). Production is on track to meet annual guidance of 465,000 to 520,000 gold eq. ounces.
  Revenues for the quarter were $155 million and $323 million for the six-month period.
  Operating expense of $684 per gold eq. ounce1 for the quarter and $664 per gold eq. ounce for the six-month period.
  Total cash costs of $740 per gold eq. ounce1,2 for the quarter and $717 per gold eq. ounce for the six-month period. Total cash costs are on track to meet annual guidance of $740 to $820 per gold eq. ounce.
  All-in sustaining costs (AISC) of $1,087 per gold eq. ounce1,2 for the quarter and $1,085 for the six-month period. AISC for the year are expected to be in-line with annual guidance of $1,330 to $1,430 per gold eq. ounce as capital projects at Rainy River and New Afton ramp-up over the balance of the year.
  Net loss from continuing operations for the quarter were $36 million ($0.06 per share) and $49 million ($0.08 per share) for the six-month period.
  Adjusted net loss2 from continuing operations for the quarter, which excludes other gains and losses, was $7 million ($0.01 per share) and $9 million ($0.02 per share) for the six-month period.
  Operating cash flow generated from continuing operations for the quarter was $50 million ($0.09 per share) and $125 million ($0.21 per share) for the six-month period. Operating cash flow generated from continuing operations for the quarter, before non-cash changes in working capital1, was $60 million ($0.10 per share) and $131 million ($0.23 per share) for the six-month period.

“We are excited with the significant progress to date at Rainy River as we reach the mid-point of this pivotal and transformational year for the operation, as well as another quarter of solid performance from New Afton. The Rainy River and New Afton teams have made significant progress and we look forward to building on that success over the coming quarters.” stated Renaud Adams, CEO. “During the second half of the year, capital requirements are expected to increase as we plan to substantially complete all remaining construction projects at Rainy River in order to reposition the asset for efficient and sustainable mining, as well as advance C-zone development at New Afton, all of which is underpinned by our current liquidity position of $395 million.”

Financial Highlights (Continuing Operations1)

	Second Quarter 2019	Second Quarter 2018	Six-months 2019	Six-months 2018
Revenues from mining operations	155.1	152.5	323.0	300.0
Net earnings (loss), per share	(0.06)	(0.54)	(0.08)	(0.59)
Adj. net earnings (loss)[2] per share	(0.01)	(0.02)	(0.02)	(0.05)
Operating cash flow, per share	0.09	0.09	0.21	0.16
Adj. operating cash flow[2], per share	0.10	0.12	0.23	0.21
1. Continuing operations include the Rainy River, New Afton and Cerro San Pedro Mines. 2. Refer to the “Non-GAAP Performance Measures” section of this press release.

newgold.com
1. “Operating expense per gold eq. ounce”, “total cash costs per gold eq. ounce” and “AISC per gold eq. ounce” are calculated using gold eq. ounces sold.
2. Refer to the “Non-GAAP Performance Measures section of this press release.

  Revenues for the quarter from continuing operations were $155 million, an increase over the prior-year quarter due to an increase in gold ounces sold, offset by a decrease in average realized copper price.
  Net loss for the quarter was $36 million ($0.06 per share), a decrease in net loss when compared to the prior year quarter, which included an impairment charge of $282 million, net of tax, related to the Rainy River Mine.
  Adjusted net loss for the quarter was $7 million ($0.01 per share), which is consistent with the prior year quarter.
  As at June 30, 2019, the cash balance was $110 million, with total available liquidity of $395 million, which includes cash and cash equivalents and $285 million available under the credit facility, which supports the implementation of the short-term operational plan.
  In addition to the current corporate hedging strategy for 2019, the Company has entered into gold price option contracts covering 168,000 ounces of gold production for 2020 that provides downside price protection of $1,300 with upside to $1,355 from January to June and $1,415 from July to December. Details of these contracts are included in the Company’s Second Quarter Financial Statements.

Operational Highlights

Continuing Operations[1]	Q2 2019	Q2 2018	H1 2019	H1 2018	2019 Guidance
Gold eq. production (ounces) [2,3]	132,556	127,603	255,820	246,679	465,000 – 520,000
Gold production (ounces)	85,216	76,751	164,614	140,522	300,000 – 335,000
Copper production (Mlbs)	21.6	20.4	41.1	42.6	75 – 85
Average realized gold price, per ounce[4]	1,304	1,300	1,302	1,314	-
Average realized copper price, per pound[4]	2.74	3.18	2.77	3.16	-
Operating expense, per gold eq. ounce[3]	684	642	664	698	-
Total cash costs, per gold eq. ounce[3,4]	740	699	717	761	740 – 820
AISC, per gold eq. ounce[3,4]	1,087	1,060	1,085	1,210	1,330 – 1,430
Sustaining capital and sustaining leases ($M)[4]	36.9	36.2	81.6	91.7	255 – 285
Growth capital ($M)[4]	6.6	13.7	14.4	26.4	50 – 55

1. Continuing operations include the Rainy River, New Afton and Cerro San Pedro Mines.
2. All production figures exclude production from Cerro San Pedro residual leaching.
3. Gold eq. ounces produced includes silver ounces and copper pounds converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q2 2019 was calculated based on average spot market prices of $1,310 per gold ounce, $14.89 per silver ounce and $2.77 per copper pound. The ratio for Q2 2018 was calculated based on average spot market prices of $1,306 per gold ounce, $16.53 per silver ounce and $3.12 per copper pound.
4. Refer to the “Non-GAAP Performance Measures” section of this press release.

Rainy River Highlights

Rainy River Mine	Q2 2019	Q2 2018	H1 2019	H1 2018	2019 Guidance
Gold eq. production (ounces)[1]	66,765	55,984	129,043	96,000	250,000 – 275,000
Gold eq. sold (ounces)[1]	68,812	52,540	140,295	94,161	-
Gold produced (ounces)	66,013	55,219	127,570	94,544	245,000 – 270,000
Gold sold (ounces)	68,042	51,832	138,737	92,712	-
Average realized gold price, per ounce[2]	1,301	1,301	1,298	1,313	-
Operating expense, per gold eq. ounce	906	802	853	993	-
Total cash costs, per gold eq. ounce[2]	907	802	853	993	870 – 950
AISC, per gold eq. ounce[2]	1,314	1,295	1,322	1,787	1,690 – 1,790
Sustaining capital and sustaining leases($M)[2]	27.0	24.4	63.6	73.3	210 – 230
Growth capital ($M)[2]	2.8	11.1	6.6	21.3	~3.0

1. Gold eq. ounces for Rainy River includes silver ounces produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q2 2019 was calculated based on average spot market prices of $1,310 per gold ounce and $14.89 per silver ounce and includes 66,157 ounces of silver. The ratio for Q2 2018 was calculated based on average spot market prices of $1,306 per gold ounce, $16.53 per silver ounce and includes 60,451 ounces of silver.
2. Refer to the “Non-GAAP Performance Measures” section of this press release.

Rainy River Mine	Q1 18	Q2 18	Q3 18	Q4 18	Q1 2019	Q2 2019
Tonnes mined per day (ore and waste)	112,432	107,416	102,290	111,507	111,679	114,544
Ore tonnes mined per day	36,296	36,043	30,439	32,054	15,739	21,368
Operating waste tonnes per day	54,321	43,570	23,333	67,406	62,955	82,488
Capitalized waste tonnes per day	21,816	27,802	48,518	12,047	32,986	10,688
Total waste tonnes per day	76,137	71,372	71,851	79,453	95,941	93,176
Strip ratio (waste:ore)	2.1	1.98	2.36	2.48	6.10	4.36
Tonnes milled per calendar day	17,534	16,549	16,962	20,668	19,725	21,117
Gold grade milled (g/t)	1.08	1.24	1.21	1.42	1.19	1.15
Gold recovery	81%	87%	87%	89%	90%	93%
Mill availability	77%	74%	76%	80%	89%	88%
Gold production (oz)	39,325	55,219	55,538	77,202	61,557	66,013
Gold eq. production[1] (oz)	40,016	55,984	56,275	78,074	62,278	66,765

1. Gold eq. ounces for Rainy River include silver ounces produced converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q2 2019 was calculated based on average spot market prices of $1,310 per gold ounce and $14.89 per silver ounce and includes 66,157 ounces of silver.

  The Rainy River Mine reported gold eq. production of 66,765 ounces (66,013 ounces of gold and 66,157 ounces of silver) for the quarter, despite the previously disclosed 10-day mill shutdown due to the buildup of water in the Tailings Management Area (TMA) (see the Company’s May 1, 2019 press release). Ore production during the quarter included planned lower grades as mining operations continued the transition from Phase 1 to Phase 2 of the mine plan. For the six-month period, production was 129,043 gold eq. ounces (127,570 ounces of gold and 126,540 ounces of silver). The mine is on track to achieve annual production guidance of 250,000 to 275,000 gold eq. ounces.
  Operating expense per gold eq. ounce was $906 for the quarter, a 13% increase over the prior year quarter, due to an increase in operating waste tonnes mined. For the six-month period, operating expense per gold eq. ounce was $853, a decrease over the prior year period due to increased gold ounces sold.
  Total cash costs per gold eq. ounce were $907 for the quarter and $853 for the six-month period, on-track to achieve annual guidance of $870 to $950 per gold eq. ounce.
  AISC per gold eq. ounce for the quarter were $1,314 for the quarter, which included $3.5 million of capitalized mining costs (approximately $51 per gold eq. ounce) and $23.5 million of other sustaining capital expenditure and lease payments, primarily related to the Tailings Facility (Stage 2), the water treatment plant and major equipment overhauls. AISC per gold eq. ounce for the quarter increased by 2% over the prior year quarter due to an increase in sustaining capital and leases coupled with an increase in mining costs per ounce, offset by an increase in gold sales. For the six-month period, AISC per gold eq. ounce were $1,322 and are expected to be in-line with annual guidance of $1,690 to $1,790 per gold eq. ounce as capital construction activities ramp-up over the balance of the year, including the planned completion of Stage 2 of the TMA as well as the expected ramp-up of construction activities related to the maintenance, warehouse and camp facilities.
  Sustaining capital and sustaining lease payments for the quarter were $27.0 million and $63.6 million for the six-month period. Sustaining capital is expected to be in-line with guidance of $210 to $230 million as management plans to substantially complete all capital construction projects over the balance of the year.
  Growth capital for the quarter was $2.8 million, related to the transfer of equipment from the underground contractor.
  During the quarter, approximately 1.9 million ore tonnes and 8.5 million waste tonnes (including 1.0 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 4.36:1. Phase 2 waste stripping was prioritized in the quarter as mining operations were diverted from the Phase 1 pit due to low drill availability, excess water at the bottom of the pit early in the quarter, and the planned 27-day outage of the PC8000 shovel for a partial overhaul. Additionally, 2.0 million tonnes of out-pit material were mined during the quarter in preparation for planned dam raises over the balance of the year.
  Mill throughput for the quarter averaged 21,117 tonnes per day and achieved a record 24,230 average tonnes per day in June, surpassing the target of 24,000 tonnes per day. Milled grades are expected to be lower in the second half of the year as mining operations shift from Phase 1 to Phase 2 due to the depletion of Phase 1 ore.
  Mill availability for the quarter averaged 88% (93% in June). Downtime was related to mill upgrades and repairs, including brakes systems on both mills, as well as grid power interruptions due to weather conditions in early June.
  Gold recovery improved to average 93% for the quarter as efforts continued to focus on ongoing circuit optimizations.
  During the quarter, the Company advanced a comprehensive mine optimization study that includes the review of alternative open pit and underground mining scenarios with the overall objective of accelerating free cash flow over the life of mine by reducing open pit waste, overall underground development, and sustaining capital. An updated life of mine plan is anticipated to be completed in the fourth quarter.
  A strategic exploration drilling program was launched in the second quarter which will test near-mine targets in the Intrepid North area. To date, 2,500 metres (5 holes) of the planned 7,500 metres (15 holes) have been completed. The drilling program is expected to conclude in the third quarter.

New Afton Highlights

New Afton Mine	Q2 2019	Q2 2018	H1 2019	H1 2018	2019 Guidance
Gold eq. produced (ounces) [1]	65,791	68,340	126,777	142,057	215,000 – 245,000
Gold eq. sold (ounces) [1]	55,717	65,669	118,933	135,583	-
Gold produced (ounces)	19,203	18,637	37,044	38,635	55,000 – 65,000
Gold sold (ounces)	16,142	17,945	34,759	36,430	-
Copper produced (Mlbs)	21.6	20.4	41.1	42.6	75 - 85
Copper sold (Mlbs)	18.3	19.6	38.6	40.9	-
Average realized gold price, per ounce[2]	1,314	1,299	1,321	1,318	-
Average realized copper price, per pound[2]	2.74	3.18	2.77	3.16	-
Operating expense, per gold eq. ounce	409	420	441	412	-
Operating expense, per gold ounce	413	412	447	410	480 - 520
Operating expense, per copper pound	0.86	1.01	0.94	0.98	0.95 – 1.15
Total cash costs, per gold ounce (net of by-product credits)[2]	(1,338)	(1,604)	(1,228)	(1,654)	(1,350) – (1,310)
Total cash costs, per gold eq. ounce[2]	534	530	557	527	600 - 640
AISC, per gold ounce (net of by-product credits)[2]	(726)	(917)	(697)	(1,118)	(500) – (420)
AISC, per gold eq. ounce[2]	711	718	712	670	810 - 890
Sustaining capital and sustaining leases ($M)[2]	9.7	11.8	17.7	18.4	45 - 55
Growth capital ($M)[2]	2.8	0.5	5.4	1.1	40 - 45

1. Gold eq. ounces for New Afton includes silver ounces and copper pounds produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q2 2019 was calculated based on average spot market prices of $1,310 per gold ounce, $14.89 per silver ounce and $2.77 per copper pound and includes 85,148 ounces of silver. The ratio for Q2 2018 was calculated based on average spot market prices of $1,306 per gold ounce, $16.53 per silver ounce and $3.12 per copper pound and includes 79,171 ounces of silver.
2. Refer to the “Non-GAAP Performance Measures section of this press release.

New Afton Mine	Q1 18	Q2 18	Q3 18	Q4 18	Q1 19	Q2 19
Tonnes mined per day (ore and waste)	16,751	13,654	17,105	17,099	15,824	16,357
Tonnes milled per calendar day	14,333	14,804	14,518	15,012	14,759	14,992
Gold grade milled (g/t)	0.57	0.50	0.55	0.51	0.50	0.53
Gold recovery	84.1%	85.5%	84.7%	83.5%	83.2%	83.3%
Gold production (oz)	19,998	18,637	19,916	18,778	17,841	19,203
Copper grade milled	0.94%	0.82%	0.89%	0.82%	0.80%	0.86%
Copper recovery	83.2%	83.8%	83.0%	83.0%	83.2%	83.1%
Copper production (Mlbs)	22.2	20.4	21.7	20.8	19.5	21.6
Gold equivalent production[1] (oz)	73,717	68,340	70,416	67,191	60,986	65,791

1. Gold eq. ounces for New Afton includes silver ounces and copper pounds produced converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q2 2019 was calculated based on average spot market prices of $1,310 per gold ounce, $14.89 per silver ounce and $2.77 per copper pound and includes 85,148 ounces of silver.

  The mine produced 65,791 gold eq. ounces for the quarter (19,203 ounces of gold and 21.6 million pounds of copper) and 126,777 (37,044 ounces of gold and 41.1 million pounds of copper) for the six-month period. The mine is on track to achieve annual production guidance of 215,000 to 245,000 gold eq. ounces.
  Operating expense per gold eq. ounce was $409 for the quarter and $441 for the six-month period. Year to date, operating expense per gold eq. ounce has increased when compared to the prior year period due to decreased sales.
  Total cash costs per gold eq. ounce was $534 for the quarter and $557 per gold eq. ounce for the six-month period. Total cash costs remain on track to achieve annual guidance of $600 to $640 per gold eq. ounce.
  AISC per gold eq. ounce for the quarter were $711 and AISC per gold ounce (net of by-product credits) were ($726). For the six-month period, AISC per gold eq. ounce were $712 and AISC per gold ounce (net of by-product credits) were ($697). AISC per gold eq. ounce and per gold ounce (net of by-product credits) are expected to be in-line with annual guidance of $810 to $890 and ($500) to ($420), respectively, as sustaining capital projects are expected to ramp-up over the balance of the year, primarily relating to B3 mine development and a tailings dam raise.
  Sustaining capital and sustaining lease payments for the quarter were $9.7 million and $17.7 million for the six-month period. Sustaining capital is expected to be in-line with annual guidance of $45 to $55 million as capital projects are advanced.
  Growth capital for the quarter was $2.8 million, primarily related to C-zone development. During the second half of the year, planned growth capital expenditures are expected to increase, related to the recent delivery of an additional jumbo drill as well as scheduled payments for the thickened and amended tailings facility and is expected to achieve annual guidance of $40 to $45 million.
  Mining and milling performance were in-line with planned levels for the quarter, achieving 16,357 tonnes mined per day and 14,992 tonnes milled per day, respectively, at gold and copper recoveries of 83%.
  The second phase of a planned mill upgrade to address supergene ore recovery advanced during the quarter and is expected to be commissioned in the third quarter.
  Development of the B3 and C-zones continued to advance in the quarter.
  Efforts during the quarter continued to focus on de-risking the execution of the C-zone project, primarily focusing on the finalization of the tailings disposal plan and advancing permitting efforts. An updated life of mine plan is expected to be completed in the fourth quarter but could be delayed to the first quarter of 2020 to incorporate the sub-level cave (SLC) zone. During the quarter, exploration-heading development towards the C-zone commenced and advanced by approximately 200 metres.
  The New Afton delineation and exploration programs are currently underway and include three key initiatives: 1) underground drilling to delineate and expand mineral resources within the SLC zone located to the east of the planned B3 block cave; 2) underground exploration drilling of the D-zone target to test the potential for additional mineral resources down plunge of the C-zone block cave mineral reserve; and 3) surface geophysical and geochemical surveys along the prospective Cherry Creek trend located within three kilometres of the New Afton mill (see the Company’s May 29, 2019 press release).

Blackwater Project Highlights

  On June 24, 2019, the BC Ministers of Environment and Climate Change Strategy and Energy, Mines and Petroleum Resources has issued an Environmental Assessment (EA) certificate for the Blackwater Project.

Upcoming News and Events

  New Afton and Rainy River Exploration Updates (Q3 2019)
  Updated Life of Mine plan for Rainy River (Q4 2019)
  Updated Life of Mine plan for New Afton (Q4 2019 or Q1 2020)

Conference Call and Webcast Information

The Company will host a webcast and conference call on Thursday, August 1, 2019 at 8:30 am (EDT) to discuss the Company’s first quarter financial and operating results.

Via Webcast: Available on the Company’s website at www.newgold.com or from the following link: https://event.on24.com/wcc/r/2039737/4E6FF041274DE92A24B76EBDE19A69FC

Via Telephone: Please dial 1-647-427-2311 or toll free 1-866-521-4909

Replay Archive: Please dial 1-416-621-4642 or toll free 1-800-585-8367, access code 4957917

The recorded playback of the conference call will be available until September 2, 2019. An archived webcast will be available until September 2, 2019.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs as well as expected capital expenditures; planned construction, development and exploration activities for 2019 and beyond at the Company’s operations; and the expected timing of a revised life-of-mine plan for New Afton and Rainy River.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River, New Afton and Blackwater being consistent with New Gold's current expectations; and (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) and metals and other commodity prices and exchange rates being consistent with those estimated for the purposes of 2019 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with a mine with relatively limited history of commercial production, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
All scientific and technical information in this news release has been reviewed and approved by Mr. Eric Vinet, Vice President, Technical Services for the Company. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Vinet is a "Qualified Person" for the purposes of NI 43-101.

Non-GAAP Financial Performance Measures
All-in sustaining costs (AISC) per gold equivalent ounce, total cash costs per gold ounce and per gold equivalent ounce, sustaining capital, sustaining lease and growth capital, adjusted net earnings/(loss), operating cash flows generated from operations, before changes in non-cash operating working capital and average realized price are non-GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. In addition, certain non-GAAP measures are utilized, along with other measures, in the Company scorecard to set incentive compensation goals and assess performance of its executives.

All-In Sustaining Costs per Gold Equivalent Ounce
"All-in sustaining costs per gold equivalent ounce” is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the ounces of gold equivalent sold to arrive at a per ounce figure.

In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold equivalent ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold equivalent ounces in each quarter of that period. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business.

New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Sustaining Capital
"Sustaining capital" is a non-GAAP financial measure as well as “sustaining lease” and “growth capital”. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payments that are sustaining in nature. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital, sustaining lease and growth capital are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Cash Costs
"Total cash costs per ounce” and total cash costs per gold equivalent ounce are non-GAAP financial measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs per gold ounce are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total cash costs per gold equivalent ounce are divided by gold equivalent ounces sold to arrive at a per ounce figure.

Unless otherwise indicated, all total cash cost information in this news release is on a gold equivalent ounce basis. Gold equivalent ounces of copper and silver produced in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced during that quarter. Gold equivalent ounces produced in a period longer than one quarter are calculated by adding the number of gold equivalent ounces in each quarter of that period. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

Adjusted Net Earnings/(Loss)
"Adjusted net earnings/(loss)" and "adjusted net earnings/(loss) per share" are non-GAAP financial measures. Net earnings/(loss) have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings/(loss) from continuing operations. The Company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect items which are included in other gains and losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Average Realized Price
"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS.

Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed Non-GAAP performance measure disclosure in the Management’s Discussion and Analysis for the year ended December 31, 2018 filed at www.sedar.com and on EDGAR at www.sec.gov.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com